UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) *

(Amendment No. 1)*

GLOBUS MARITIME LIMITED
(Name of Issuer)

Common Shares, par value $0.004 per share
(Title of Class of Securities)

Y27265308
(CUSIP Number)

Athanasios Feidakis 128 Vouliagmenis Avenue, 2nd Floor 166 74 Glyfada, Athens, Greece + 30 210 960 8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2016
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Firment Trading Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,141,517
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,141,517
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,517
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

43.4%

Percentage calculation based on 2,627,674 common shares outstanding following the Issuer’s reverse stock split which became effective as of October 20, 2016, as described in the Issuer’s announcement dated October 10, 2016 filed in a Form 6-K dated October 10, 2016.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	NAME OF REPORTING PERSONS Georgios Feidakis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,141,517
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,141,517

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,141,517

Mr. Feidakis may be deemed to beneficially own 1,141,517 common shares through Firment Trading Limited, a Marshall Islands corporation controlled by Mr. Feidakis.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

43.4%

Percentage calculation based on 2,627,674 common shares outstanding following the Issuer’s reverse stock split which became effective as of October 20, 2016, as described in the Issuer’s announcement dated October 10, 2016 filed in a Form 6-K dated October 10, 2016.

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1. SECURITY AND ISSUER.

This statement constitutes Amendment No. 1 on Schedule 13D (this “Amendment”) relating to the common shares, par value $0.004 per share (the “Common Shares”), of Globus Maritime Limited, a Marshall Islands corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Athens, Greece.

ITEM 2. IDENTITY AND BACKGROUND.

(a)       This Amendment is being filed on behalf of (i) Firment Trading Limited, a Marshall Islands corporation (“Firment”); and (iii) Georgios Feidakis, a Greek national (“Mr. Feidakis”). Firment and Mr. Feidakis are collectively referred to as the “Reporting Persons”. Mr. Feidakis controls Firment, for which he exercises sole voting and investment power.

(b)       The principal business address of Firment is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. The principal business address of Mr. Feidakis is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Athens, Greece.

(c)       The principal business of Firment is to act as an investment holding company. Mr. Feidakis is an entrepreneur and his present principal occupation is as Chairman of the Board of Directors of F.G. Europe and as director and executive of several of its subsidiaries.

(d and e) None of the Reporting Persons or persons identified in this Item 2, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The sole director of Firment is Philippos Philippou, a citizen of Cyprus. Mr. Philippou is an attorney and his occupation in Firment is as director/president/secretary/treasurer.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In the context of an internal corporate reorganization, on December 31, 2015 Firment entered into a Share Purchase Agreement (“SPA”) with Firment Trading Limited a Cypriot company (“Firment Cyprus”) by virtue of which Firment purchased from Firment Cyprus with full title guarantee and free from all encumbrances 4,724,465 Common Shares held by Firment Cyprus for a consideration which was equal to the aggregate par value of the purchased shares, i.e. $18,897.90, paid in one lump sum. Funds for the purchase of these Common Shares were derived from available working capital of Firment.

At the annual general meeting of shareholders of the Issuer on September 8, 2016, the shareholders of the Issuer approved a reverse stock split, which took effect as of the opening of trading on October 20, 2016 as a 1-for-4 reverse stock split. Upon effectiveness of the reverse stock split, every four shares of the Issuer’s issued and outstanding common stock automatically combined into one issued and outstanding share of common stock with no adjustment in par value or the number of authorized shares. By virtue of the reverse stock split the number of outstanding common shares were reduced from 10,510,741 to approximately 2,627,685 shares (subject to further adjustment based on fractional shares). Therefore, the shares previously owned by Firment were reduced from 4,724,465 to 1,181,118.

From December 21 – 29, 2016, through a series of transactions, Firment sold an aggregate of 39,601 Common Shares, which reduced its shareholding of the Issuer to 1,141,517 shares. Firment received aggregate net proceeds of $196,046.92 for these sales.

ITEM 4. PURPOSE OF TRANSACTION.

Firment holds the Common Shares for investment purposes, and to potentially acquire more Common Shares or dispose of them. The Common Shares that Mr. Feidakis may be deemed to beneficially own are held for investment purposes, but as the Chairman of the Board of Directors of the Issuer and a significant shareholder, Mr. Feidakis may have influence over the corporate activities of the Issuer, including activities which would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of Schedule 13D. Any future decision of Mr. Feidakis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a and b) The aggregate percentage of Common Shares beneficially owned by the Reporting Persons is based upon 2,627,674 shares of Common Shares issued and outstanding following the Issuer’s reverse stock split, which became effective as of October 20, 2016, as described in the Issuer’s announcement dated October 10, 2016 filed with Form 6-K dated October 10, 2016.

The Reporting Persons may be deemed the beneficial owners of the Common Shares as follows:

Firment may be deemed to beneficially own 1,141,517 Common Shares, representing approximately 43.4% of the outstanding Common Shares. Firment has the sole power to vote 1,141,517 Common Shares and the shared power to vote 0 Common Shares. Firment has the sole power to dispose of 1,141,517 Common Shares and the shared power to dispose of 0 Common Shares.

Mr. Feidakis may be deemed to beneficially own 1,141,517 Common Shares, representing approximately 43.4% of the outstanding Common Shares, through Firment, a company controlled by him. Mr. Feidakis has the sole power to vote 0 Common Shares and the shared power to vote 1,141,517 Common Shares. Mr. Feidakis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,141,517 Common Shares.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c) Except as described herein, none of the Reporting Persons, nor any executive officer or director of the Reporting Persons, has engaged in any transaction since the most recent filing of Schedules 13D by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Firment is a party to the SPA, a copy of which is attached as Exhibit A and is incorporated by reference herein, and is described above.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit B and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A.	Share Purchase Agreement

Exhibit B.	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2017
(Date)

FIRMENT TRADING LIMITED *

By:	/s/ Philippos Philippou
Name: Philippos Philippou
Title: Sole Director and President

/s/ Georgios Feidakis
Georgios Feidakis*

* The Reporting Persons disclaim beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).